

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

Via Email
Justin Farry
Chief Financial Officer
GreenHouse Holdings, Inc.
5171 Santa Fe Street, Suite I
San Diego, California 92109

>   **Re: GreenHouse Holdings, Inc.**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
>   **Filed September 23, 2011**
>   **File No. 000-54240**

Dear Mr. Farry:

We have reviewed your amended filing and have the following comment. You should comply with this comment in all future filings. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Signatures, page 38

1. We note that in response to comment 5 of our letter dated August 22, 2011, you revised page 38 to provide signatures of the majority of your officers and directors in their individual capacities. Please confirm in writing whether your CEO, John Galt, also signed your filing in his individual capacity in addition to signing on behalf of the company. Please also confirm that all of your executive officers will sign future applicable filings in their individual capacities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Legal Branch Chief

cc: Peter Campitiello, Esq.
        Via Email